EXHIBIT 21

LIST OF SUBSIDIARIES

Name of Subsidiary	Jurisdiction of Incorporation	% ownership

Barnes Bridge Shipping Limited	Bahamas	100%
Blackfriars Bridge Shipping Limited	Cayman Islands	100%
Bridge Chartering Marine Ltd	Liberia	100%
International Consulting and Management Limited	St. Vincent & the Grenadines	100%
Kew Bridge Shipping Limited	Bahamas	100%
London Bridge Shipping Limited	Cayman Islands	100%
Marzia Shipping Limited	Bahamas	100%
MC Chantilly Limited	Bahamas	100%
MC Cormorant Shipping Limited	Bahamas	100%
MC Eid Shipping Limited	Bahamas	100%
MC Egret Shipping Limited	Bahamas	100%
MC Heron Shipping Limited	Bahamas	100%
MC Ibis Shipping Limited	Bahamas	100%
MC Pelerin Shipping Limited	Bahamas	100%
MC Shipping S.A.M.	Monaco	100%
MC Shipping Limited	Great Britain	100%
MC Tercel Shipping Limited	Bahamas	100%
Sphinx Limited	St. Vincent & the Grenadines	100%